Cidara Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 101

San Diego, California 92121

May 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Doris Stacey Gama

Re:	Cidara Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-3

Filed: May 8, 2025

File No. 333-287104

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3, to become effective at 4:00 p.m. Eastern Time on May 15, 2025 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Charles J. Bair of Cooley LLP at (858) 550-6142.

Very truly yours,

CIDARA THERAPEUTICS, INC.

/s/ Jeffrey Stein, Ph.D.
Jeffrey Stein, Ph.D.
President and Chief Executive Officer